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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
       PURSUANT TO RULE 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                           AVONDALE INDUSTRIES, INC.
                               (NAME OF ISSUER)
                           AVONDALE INDUSTRIES, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   054350103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ALBERT L. BOSSIER, JR.
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           AVONDALE INDUSTRIES, INC.
                                5100 RIVER ROAD
                           AVONDALE, LOUISIANA 70094
                           TELEPHONE: (504) 436-2121
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                  COPIES TO:

                                CURTIS R. HEARN
                      JONES, WALKER, WAECHTER, POITEVENT,
                           CARRERE & DENEGRE L.L.P.
                      201 ST. CHARLES AVENUE, SUITE 5100
                             NEW ORLEANS, LA 70170
                           TELEPHONE: (504) 582-8000

                                  MAY 6, 1998
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE
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           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
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                 $36,250,000                                       $7,250
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 * Calculated solely for purposes of determining the filing fee, based upon the purchase of 1,250,000 shares at the maximum tender offer price per share of $29.00.
**  1/50th of 1% of Transaction Value.

[_CHECK]BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
  AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

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  This Issuer Tender Offer Statement on Schedule 13E-4 (this "Statement") relates to the tender offer by Avondale Industries, Inc., a Louisiana corporation (the "Company"), to purchase up to 1,250,000 shares of its common stock, par value $1.00 per share (the "Shares"), at prices, net to the seller in cash, not greater than $29.00 nor less than $26.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 6, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). Copies of the forms of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Statement.

ITEM 1. SECURITY AND ISSUER.

  (a) The name of the issuer is Avondale Industries, Inc., a Louisiana corporation. The address of its principal executive offices is 5100 River Road, Avondale, Louisiana 70094.

  (b) The information set forth in the "Introduction" to the Offer to Purchase, "Number of Shares; Proration" in Section 1 of the Offer to Purchase and "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in Section 9 of the Offer to Purchase is incorporated herein by reference. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company. The Company does not know at the date of the Offer whether any directors, executive officers or affiliates of the Company will tender any Shares pursuant to the Offer.

  (c) The information set forth in the "Introduction" to the Offer to Purchase and "Price Range of Shares; Dividends" in Section 7 of the Offer to Purchase is incorporated herein by reference.

  (d) This Statement is being filed by the Company, which is the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in "Source and Amount of Funds" in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

  (a)-(j) The information set forth in the "Introduction" to the Offer to Purchase and in the "Background and Purpose of the Offer; Certain Effects of the Offer" in Section 8 and "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in Section 9, in each case of the Offer to Purchase, is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  The information set forth in "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in Section 9 of the Offer to Purchase and "Certain Transactions Involving Shares" in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in the "Introduction" to the Offer to Purchase, "Background and Purpose of the Offer; Certain Effects of the Offer" in Section 8 of the Offer to Purchase and "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the "Introduction" to the Offer to Purchase and "Fees and Expenses" in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

  (a)-(b) The information set forth in "Certain Information About the Company" in Section 11 of the Offer to Purchase is incorporated herein by reference. The information set forth in (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Securities and Exchange Commission (the "Commission"); (ii) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Commission; and
(iii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed with the Commission, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b) The information set forth in "Certain Legal Matters; Regulatory Approvals" in Section 13 of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in "Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in Section 12 of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

  (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of forms of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Form of Offer to Purchase dated May 6, 1998.

  (a)(2) Form of Letter of Transmittal.

  (a)(3) Form of Notice of Guaranteed Delivery.

  (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(6) Form of Letter dated May 6, 1998 to shareholders from the Chairman of the Company.

  (a)(7) Form of Press Release issued by the Company dated May 6, 1998.

  (a)(8) Form of Summary Advertisement dated May 6, 1998.

  (a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (b) Not applicable.

  (c) Not applicable.

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.

  (g)(1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Commission and incorporated by reference herein.

  (g)(2) The Company's Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Commission and incorporated by reference herein.

  (g)(3) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 filed with the Commission and incorporated by reference herein.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AVONDALE INDUSTRIES, INC.

                                               /s/ Albert L. Bossier, Jr.
                                          By:__________________________________
                                                 Albert L. Bossier, Jr.
                                              Chairman, President and Chief
                                                    Executive Officer

Dated: May 6, 1998

                               INDEX TO EXHIBITS

  ITEM                                DESCRIPTION
  ----                                -----------
 (a)(1) Form of Offer to Purchase dated May 6, 1998.
 (a)(2) Form of Letter of Transmittal.
 (a)(3) Form of Notice of Guaranteed Delivery.
 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
        and Other Nominees.
 (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.
 (a)(6) Form of Letter dated May 6, 1998 to shareholders from the Chairman of the Company.
 (a)(7) Form of Press Release issued by the Company dated May 6, 1998.
 (a)(8) Form of Summary Advertisement dated May 6, 1998.
 (a)(9) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.
 (b)    Not applicable.
 (c)    Not applicable
 (d)    Not applicable
 (e)    Not applicable
 (f)    Not applicable
 (g)(1) The Company's Annual Report on Form 10-K for the year ended December
        31, 1997 filed with the Commission and incorporated by reference herein.
 (g)(2) The Company's Annual Report on Form 10-K for the year ended December
        31, 1996 filed with the Commission and incorporated by reference herein.
 (g)(3) The Company's Quarterly Report on Form 10-Q for the quarter ended March
        31, 1998 filed with the Commission and incorporated by reference herein.